Exhibit 21

As of December 31, 2016

        A table of subsidiaries of Liberty Expedia Holdings, Inc. is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity Name	Domicile
Bodybuilding.com (UK) LTD	England & Wales
Bodybuilding.com EU B.V. (f/k/a BLE BV)	Netherlands
Bodybuilding.com Sociedad De Responsiabilidad Limitada	Costa Rica
Bodybuilding.com, LLC (fka BB.com, LLC)	DE
Higher Power Nutrition Common Holdings, LLC	DE
Hopkins Real Estate Investment, LLC	ID
LEXE Marginco, LLC	DE
LEXEB, LLC	DE
Liberty Protein, Inc.	DE
Nourish + Bloom, LLC	DE
Verity Nutrition, LLC	DE
Vitalize.com, LLC (fka Bodybuilding.com, LLC)	DE
We Motivate, LLC	DE